UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

INTRODUCTION
Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)     Financial statements and supplemental schedule:
Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)    Exhibit:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Virco Mfg. Corporation 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Kieckhafer Schiffer & Company LLP
Irvine, California
June 26, 2015

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments, at fair value:
Money market funds	$—	$1,522,068
Common collective trusts	14,827,467	—
Mutual funds	3,537,564	16,859,564
Common stock	1,729,859	1,836,137
	20,094,890	20,217,769
Receivables:
Employee contribution receivable	18,522	—
Notes receivable from participants	897,717	889,767
	916,239	889,767

Total assets	21,011,129	21,107,536

Liabilities
Refund of excess contributions	15,178	27,582
Total liabilities	15,178	27,582

Net assets available for benefits before adjustment from fair value to contract value for fully benefit-responsive investment contract	20,995,951	21,079,954

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(5,902)	—

Net Assets available for benefits	$20,990,049	$21,079,954

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
Additions to net assets attributed to:
Contributions:
Participant contributions	$1,128,261
Rollover contributions	40,008
Employer contributions	74
Total contributions	1,168,343

Net investment income:
Interest and dividends	215,218
Net appreciation in fair value of investments	442,645
Total net investment income	657,863

Interest on notes receivable from participants	33,292

Benefits paid to participants	(1,949,403)

Net decrease	(89,905)

Net assets available for plan benefits:
Beginning of year	21,079,954
End of year	$20,990,049

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2014

1. Plan Description

The following description of the Virco Mfg. Corporation 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Virco Mfg. Corporation (the “Company” or “Virco”) established the Virco Mfg. Corporation Employee Stock Ownership Plan (“ESOP”) effective as of April 1, 1993, as a leveraged employee stock ownership plan. In January 2002, the Company amended and renamed the ESOP as the Virco Mfg. Corporation 401(k) Plan (the “Plan”). Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

The Plan is designed to comply with section 401(a) of the Internal Revenue Code (the “IRC”) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount invested and earnings thereon. A Plan committee comprising of at least two persons appointed by the Company's Board of Directors administers the Plan.

Effective May 1, 2014, the Plan changed trustees from Wilmington Trust Company to Reliance Trust Company (“Reliance Trust”). The trustee, Reliance Trust, invests the Plan's assets at the direction of the participants and makes distributions to participants.

Eligibility

Employees of the Company excluding leased employees, non-resident aliens or employees covered by a collective bargaining agreement not expressly providing inclusion in the Plan, are eligible to participate in the Plan if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year.

Contributions

Eligible employees may defer from 1% to 75% of basic compensation on a before-tax basis, limited to $17,500 in 2014 as prescribed by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.

The Company may, at its sole discretion, make a matching contribution as a percentage of annual elective deferrals made by participants who are employed on the last day of the Plan year. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. During 2014, the Company made a $100 contribution to each individual who chose to make elective deferrals into the Plan and was employed on the date of the contribution. The Company contribution was made from forfeitures.

Participant Accounts

Participants can direct their account balances into a variety of investments offered by Reliance Trust, including shares of Virco Unitized Stock. Investment election changes may be made on a daily basis. Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions, if any, and an allocation of the Plan's earnings (losses) and plan expenses. The benefit to which a participant is currently entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon reaching retirement age, termination of service or death, a participant/beneficiary may elect to receive a lump-sum amount equal to the participant's vested account balance. Additionally, participants still employed by the Company who have reached 59 ½ years of age may take an in-service distribution from their elective deferrals made to the Plan.  Company stock held in the participant's account may be distributed in stock unless the participant requests the distribution in cash in lieu of stock. Participants eligible for distributions may elect that their vested balance be rolled over into another eligible retirement plan. Account balances less than $1,000 can be distributed in a single lump-sum cash payment to the participant or beneficiary at the discretion of the Company.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant's principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant's principal residence or to prevent eviction or foreclosure from the participant's principal residence. A participant's right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Vesting

The participant is immediately 100% vested in the value of his or her contributions and earnings thereon. Additionally, a participant is automatically 100% vested in the value of all employer contributions on the participant's 65th birthday, death, or if the participant becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant's vesting in the value of any matching or other Company contributions will be based upon the participant's years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan. Forfeitures may be used to pay administrative expenses or to reduce matching contributions. At December 31, 2014 and 2013, forfeitures of approximately $66,000 and $120,000, respectively, were available to offset future employer contributions or Plan expenses. During 2014, forfeitures of approximately $59,000 were utilized to offset employer contributions.

Voting Rights

All shares of Company common stock allocated to participant accounts are voted by Reliance Trust in accordance with the participant's instructions. Allocated shares not voted by participants are voted pro rata by Reliance Trust based on votes actually cast by participants.

Notes Receivable From Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and certain other restrictions. Loans are secured by the vested account balance of the participant. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is used to acquire a principal residence, in which case the loan term may be extended to ten years. Participant loans, when initiated, bear interest at the prime rate plus 1% per annum collateralized by the participant's vested interest. The interest rate on outstanding loans at December 31, 2014 was 4.25% per annum, and loans mature through 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the realized gain or loss on investments sold during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Reliance Trust Company Stable Value Fund (Stable Value Fund), a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund as well as the adjustment of the portion of the Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis. The fair value of the investment contract at December 31, 2014 was $177,959 (after fair value adjustment).

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The prorated average yield of the Stable Value Fund was 1.17% for the year ended December 31, 2014. The average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the year ended December 31, 2014 was 0.95%.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Substantially all direct expenses of the Plan are paid by the Plan Sponsor. Certain indirect expenses are included in the transaction prices of the investments bought and sold and are not separately identified in the statement of changes in net assets available for benefits.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively. We do not expect this ASU to have a material impact on our financial statements.

3. Investments

Plan assets are held by Reliance Trust at December 31, 2014 and Wilmington Trust Company at December 31, 2013. Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment alternative to another effective as of the end of any business day. The investments in shares of the investment are valued at the closing net asset value per share as determined by the appropriate fund portfolio on a daily basis.

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

2014
Investments at fair value:
BlackRock Lifepath 2020 Fund - Class 75	$2,662,742
BlackRock Lifepath 2035 Fund - Class 75	1,122,574
BlackRock Lifepath Retirement Fund - Class 75	2,783,568
BlackRock Lifepath 2030 Fund - Class 75	2,267,075
BlackRock Lifepath 2025 Fund - Class 75	4,301,969
Virco Unitized Stock	1,729,859

2013
Investments at fair value:
American Money Market Fund A	$1,402,281
Alliance Growth & Income Fund	1,853,802
Bond Fund of America	1,305,697
American Capital World Growth & Income	1,470,029
DWS S&P 500 Index Fund-A	2,694,490
Growth Fund of America	2,649,788
Income Fund of America	1,601,631
Lord Abbett Value Opportunity Fund-A	1,172,905
Virco Unitized Stock	1,836,137

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated as follows during the year ended December 31, 2014:

2014
Mutual funds	$165,682
Common collective trusts	192,440
Common stock	84,523
$442,645

4. Fair Value Measurements

Accounting Standards Codification (“ASC”) 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Money market funds: Valued at the net asset value (“NAV”) of the fund at year end. NAV is also the quoted market price as of the reporting date.

Common collective trusts: Investments in common collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trusts have no unfunded commitments as of December 31, 2014, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual funds: Valued at the NAV of shares held by the Plan at year end. NAV represents the sum of the underlying investments and represents the price at which the funds are traded on active markets.

Common stock: Valued at the closing price reported in the active market.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2014 and 2013:

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2		Level 3	Total
Virco Mfg. Corporation common stock	$1,681,853	$—		$—	$1,681,853
Money market fund held by Virco Unitized Stock	48,006				48,006
Allocation funds	514,934	—		—	514,934
Bond funds	245,849	—		—	245,849
Small cap funds	414,662	—	—	—	414,662
Mid cap funds	1,251,149	—		—	1,251,149
Large cap funds	600,516	—		—	600,516
Foreign funds	400,731	—		—	400,731
Target date funds	—	14,649,508		—	14,649,508
Stable value fund	—	177,959		—	177,959
Technology fund	109,723	—		—	109,723
Total investment assets at fair value	$5,267,423	$14,827,467		$—	$20,094,890

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$1,522,068	$—	$—	$1,522,068
Virco Mfg. Corporation common stock	1,796,593	—	—	1,796,593
Money market fund held by Virco Unitized Stock	39,544	—	—	39,544
Allocation funds	2,653,739	—	—	2,653,739
Blend funds	4,911,880	—	—	4,911,880
Bond funds	1,305,697	—	—	1,305,697
Growth funds	2,649,788	—	—	2,649,788
Target date funds	569,690	—	—	569,690
Value funds	2,712,410	—	—	2,712,410
World stock funds	1,470,029	—	—	1,470,029
Technology fund	586,331	—	—	586,331
Total investment assets at fair value	$20,217,769	$—	$—	$20,217,769
The shares of Virco Unitized Stock are valued on a unitized basis and hold Virco common stock and a money market fund. Unitization of the investment allows for daily trades and the value of a unit reflects the combined value of the Virco common stock and the money market fund held in the fund. At December 31, 2014 and 2013, this investment held 689,284 shares and 771,070 shares of Virco common stock, respectively.

5. Risks and Uncertainties

The Plan's assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign currency and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, and therefore participant account balances.

6. Related Party Transactions

Certain Plan investments are managed by Reliance Trust as of December 31, 2014. Reliance Trust is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. Certain Plan investments were managed by Wilmington Trust Company as of December 31, 2013. Wilmington Trust Company was the trustee as defined by the Plan and, therefore, these investments and investment transactions qualified as party-in-interest transactions.

Additionally, the Plan sponsor, Virco Mfg. Corporation, is a party-in-interest to the Plan; however, there were no transactions with the Plan Sponsor other than the funding of contributions to the Plan and payment of certain administrative expenses of the Plan.

7. Income Tax Status

Effective May 1, 2014, the Plan was restated utilizing the Automatic Data Processing (“ADP”) Flexible Defined Contribution Prototype Plan and Trust Nonstandardized 401(k) Plan document. ADP received an opinion letter dated March 31, 2008, in which the Internal Revenue Service ("IRS") stated that as of that date the Plan document was designed in compliance with the applicable requirements of the IRC. Prior to the restatement, the Plan has received a determination letter from the IRS dated February 4, 2011, stating that the Plan is qualified, in form, under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles (“GAAP”) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to change or discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to amounts included in the Plan's Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the Plan’s financial statements	$20,990,049	$21,079,954
Add refund of excess contribution payable at end of year	15,178	27,582
Add fair market value adjustment for the fully benefit-responsive investment contract	5,902	—
Net assets available for benefits per the Plan’s Form 5500	$21,011,129	$21,107,536
The following is a reconciliation of changes in net assets available for benefits per the Plan’s financial statements to amounts included in the Plan’s Form 5500:

Year ended December, 31 2014
Changes in net assets available for benefits per the Plan’s financial statements	$(89,905)
Add refund of excess contribution payable at end of year	15,178
Less refund of excess contribution payable at beginning of year	(27,582)
Add fair market value adjustment for the fully benefit-responsive investment contract	5,902
Change in net assets available for benefits per the Plan’s Form 5500	$(96,407)

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2014

Name of Issue	Description of Investment	Number of Units	Current Value
Metlife Reliance Stable Value Fund Class 35 *	Common collective trust	1,118	$177,959
BlackRock Lifepath 2040 Fund - Class 75	Common collective trust	51,147	1,030,616
BlackRock Lifepath 2055 Fund - Class 75	Common collective trust	1,141	12,188
BlackRock Lifepath 2050 Fund - Class 75	Common collective trust	4,624	94,383
BlackRock Lifepath 2020 Fund - Class 75	Common collective trust	158,497	2,662,742
BlackRock Lifepath 2045 Fund - Class 75	Common collective trust	18,095	374,393
BlackRock Lifepath 2035 Fund - Class 75	Common collective trust	57,421	1,122,574
BlackRock Lifepath Retirement Fund - Class 75	Common collective trust	199,825	2,783,568
BlackRock Lifepath 2030 Fund - Class 75	Common collective trust	120,333	2,267,075
BlackRock Lifepath 2025 Fund - Class 75	Common collective trust	239,531	4,301,969
Templeton Global Bond Fund	Mutual fund	13,046	161,902
Western Asset Global Strategic Income Fund	Mutual fund	1,297	8,884
Vanguard Small Cap Index Fund	Mutual fund	6,639	370,907
Ridgeworth Large Cap Value Equity Fund	Mutual fund	10,938	185,069
American Funds Capital Income Builder Fund	Mutual fund	2,769	164,941
Principal Diversifed Real Asset Fund	Mutual fund	5,038	60,804
Fidelity Advisor Growth Opportunities Fund	Mutual fund	1,411	93,055
Deutsche S&P 500 Index Fund	Mutual fund	12,404	322,392
Oppenheimer International Growth Fund	Mutual fund	379	13,302
Vanguard Mid Cap Index Fund	Mutual fund	5,604	857,235
Hartford Small Cap Growth Fund	Mutual fund	628	32,544
Templeton World Fund - Advisor Class	Mutual fund	7,455	128,005
American Funds New World Fund	Mutual fund	1,349	71,826
Prudential Total Return Bond Fund	Mutual fund	5,209	75,063
Goldman Sachs Growth Opportunities Fund	Mutual fund	10,686	296,548
Invesco American Value Fund	Mutual fund	2,474	97,367
Victory Sycamore Small Company Opportunity Fund	Mutual fund	284	11,210
American Fund American Balanced Fund	Mutual fund	11,699	289,189
American Fund EuroPacific Growth Fund	Mutual fund	4,055	187,598
Ivy Science and Technology Fund	Mutual fund	2,059	109,723
Virco Unitized Stock * (1)	Common stock	632,599	1,729,859
Participant Loans*	**	—	897,717
			$20,992,607
* Party-in-interest
** The participant loans represent loans to 147 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter in which the loan was originated plus 1% and are collateralized by the participants’ vested account balance. The interest rate on outstanding loans at December 31, 2014 was 4.25% and loans mature through 2020.

(1)
Virco Unitized Stock is a unitized investment which consists of Virco common stock and investments in a money market fund. At December 31, 2014, this investment held 689,284 shares of Virco common stock with a market value of approximately $1.7 million and short term investment fund of approximately $48,000.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2014, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 26, 2015	By:	/s/ Robert E. Dose
Robert E. Dose
Vice President - Finance